September 11, 1985
Capital Research and Management Company
333 South Hope Street
Los Angeles, CA  90071
Gentlemen:
     The American Funds Income Series, a Massachusetts business trust, (the "Trust") hereby offers to sell to you 6999.125 shares of beneficial interest of the U.S. Government Guaranteed Securities Fund, with no par value (the "Shares") at a price of $14.2875 per share upon the following terms and conditions:
     You agree to pay to the Trust the aggregate purchase price of $100,000 against delivery of a statement confirming the registration of the 6999.125 Shares in your name.
     You represent to the Trust that you are purchasing the Shares for your own account for investment purposes and not with the present intention of redeeming or reselling the Shares and that the purchase price of such Shares is in payment for an equity interest and does not represent a loan or temporary advance by you.
     You understand that you are obligated to pay certain expenses incurred in connection with the organization of the Trust, as shall be reflected in an Investment Advisory and Service Agreement between you and the Trust. You agree that you will not redeem any of the Shares while any portion of such organizational expenses has not been paid by you.
                                   Very truly yours,
          THE AMERICAN FUNDS INCOME SERIES
          By
              Thomas E. Terry, Trustee
Confirmed and agreed to September 11, 1985
CAPITAL RESEARCH AND MANAGEMENT COMPANY
By